Filed Pursuant to Rule 424(b)3

Registration No. 333-112250
SUPPLEMENT DATED OCTOBER 6, 2004
(To Prospectus Supplement Dated September 29, 2004)

Bolivarian Republic of Venezuela

U.S. $1,500,000,000
8.5% Global Bonds due 2014

The prospectus supplement of the Bolivarian Republic of Venezuela dated September 29, 2004 (the “Prospectus Supplement”), in respect of its issuance of U.S.$1,500,000,000 8.5% Global Bonds due 2014, is hereby supplemented as follows:

The Bolivarian Republic of Venezuela announced on October 6, 2004 that the amount of any payment due on October 15, 2004 in respect of its Oil-Indexed Payment Obligations had not yet been finally determined due to delays in the delivery of information to its calculation agent. The Republic had, as of October 6, 2004, delivered the necessary information to the calculation agent and, promptly upon the final determination of any amount payable, the Republic will publish the required information in the Financial Times and will remit any such amount to the Fiscal Agent for payment to the holders of the Oil Obligations. In the event that any such amounts are due to be paid on October 15, 2004 and such payments are not made on that date, the Republic will pay to the holders of the Oil Obligations interest on any past-due amounts at LIBOR plus 13/16% per annum as provided for in the Oil Obligations.

The Oil Obligations were issued by Venezuela in 1990 in connection with its Brady Plan restructuring to holders of its Par and Discount Bonds due 2020. Venezuela is required to make certain payments under the Oil Obligations in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period. The current determination period for the Oil Obligations covers the period from September 1, 2003 to August 31, 2004, and any payment due in respect of the Oil Obligations for that period is scheduled to be made on October 15, 2004. There are approximately 20 million Oil Obligations outstanding.

Capitalized terms used but not otherwise defined in this Supplement are used as defined in the Prospectus Supplement.